

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 15, 2007

Ms. Dorothea W. Krempein
Chief Financial Officer
Energytec, Inc.
4965 Preston Park Blvd., Suite 270 E
Plano, TX 75093

> **Re:** **Energytec, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 17, 2007**
> **Form 10-Q for the Quarterly Period Ended June 30, 2007**
> **Filed August 14, 2007**
> **Response letter dated October 11, 2007**
> **File No. 000-50072**

Dear Ms. Krempein:

We have reviewed your response letter and filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing your response, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Properties, page 21

Talco/Trix-Liz Field and Sulpher Bluff Field, page 22

1. In your response to comment two from our letter dated September 18, 2007, you explain that you relied upon the guidance in paragraph 28 of SFAS 19 with regard to aggregating unproved properties for purposes of assessing impairment. The guidance in paragraph 28 regarding aggregation of unproved properties for assessing impairment is applicable when an entity has a "…relatively large number of unproved properties whose acquisition costs are not individually significant." Based on the disclosure in your filing, it appears you have

approximately nine different fields; therefore, it would appear that you do not have a relatively large number of unproved properties, and assessing impairment for unproved properties on a field by field basis is practical. We also note you refer to the guidance in paragraph 10 of SFAS 144 regarding the grouping of long-lived assets for measurement of impairment loss. Please note that paragraph 62A of SFAS 19 explains that the provisions of SFAS 144 are applicable to the impairment of costs associated with proved properties; however, the guidance provided in SFAS 19 remains applicable to unproved properties.

Please revise your accounting policy, disclosures and financial statements, if necessary, to comply with the guidance in paragraph 28 of SFAS 19.

Notes to Consolidated Financial Statements, page F-8

Note 1 Summary of Significant Accounting Policies, page F-8

Method of Accounting for Oil and Gas Properties, page F-9

2.	We note your response to comment four and are still unable to agree with your proposal, and request that you revise your financial statements and disclosures to comply with the guidance in paragraph 45 of SFAS 144, and file amended documents to provide such revised information. If you believe the effects of complying with the above guidance are not material, please provide us your materiality analysis prepared using the guidance of SAB Topic 1:M and SAB Topic 1:N. As advised previously, you may provide expanded disclosures to explain to readers the differences between your current and previous asset sales. Please contact us to discuss.

Note 9 – Drilling Program, page F-27

3.	We note your response to prior comment six. Per the binding agreement between yourself and the buyer, please tell us if the sale of the well sites was conditional upon drilling the seven wells. Also, with regards to recognizing revenue for the sale of the well sites, tell us what specific criteria within the revenue recognition guidance you believe have not been satisfied.

Engineering Comments

Supplemental Information (unaudited), page F-30

Reserve Information, page F-31

4.   Your response to our August 20, 2007 comment letter did not explain the inconsistency between your proved reserves at December 31, 2005 being "substantially understated", as stated on page F-21, and the fact that your proved reserves at December 31, 2006 were revised downward. Also, the status of dually completed but not permitted wells was not addressed. Finally, the significant changes to your 2004 and 2005 proved reserves require explanation per Financial Accounting Standard 69, paragraph 11. Per our September 10, 2007 conversation, please address these issues in your September 30, 2007 Form 10-Q.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill Davis
                                                Branch Chief